Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SOLBEC PHARMACEUTICALS LTD**
ABN	**85 061 289 218**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony William Kiernan
Date of last notice	9 August 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Central Manhattan Pty Ltd as trustee of the A W Kiernan Superannuation Fund as to 1,000,000 options
Date of change	21 October 2005
No. of securities held prior to change	1,275,000 Ordinary Fully Paid Shares 3,537,500 Options
Class	Ordinary shares and options
Number acquired	75,000 ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,724.00
No. of securities held after change	1,350,000 Ordinary Fully Paid Shares 3,537,500 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase on market of 75,000 ordinary shares

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

Solbec/ASX/App3y-Kiernan 20-10-05

ID # 273283

SOLBEC
PHARMACEUTICALS LTD

SOLBEC CONFIRMS MALIGNANT MELANOMA AND METASTATIC RENAL CELL CARCINOMA AS INITIAL TUMOUR TARGETS FOR MULTIPLE TARGET PHASE II ACTIVITY TRIALS

Summary
Malignant (stage III/IV) Melanoma and Metastatic (stage III/IV) Renal Cell Carcinoma will be the first two tumour targets for Solbec's Multiple Target Activity Trials of Coramsine® in the treatment of advanced solid tumours

Perth, Australia. 24 October 2005: Solbec Pharmaceuticals Limited (ASX: SBP) announced today that after a review of all pre-clinical and clinical data, malignant melanoma and metastatic renal cell carcinoma (mRCC) will be the first two tumour types selected for multiple target activity (Phase II) trials of Coramsine® in the treatment of advanced solid tumours.

Selection Process

Coramsine® has shown activity against a range of tumours in *in vitro*, *ex vivo* and *in vivo* studies. Phase I trial results highlighted mRCC and non small cell lung cancer as potential targets. The *ex-vivo* studies highlighted melanoma, endometrial cancer, breast cancer, colo-rectal cancer and mRCC as potential targets. Coramsine® made available to late stage cancer patients through the Therapeutic Goods Administration's Special Access Scheme highlighted a range of cancers including: melanoma, mesothelioma, lung (met) cancer and colorectal cancer as potential targets.

Additional *ex vivo* studies commissioned by Solbec showed that Coramsine®, in conjunction with several widely used chemotherapeutic agents, displayed a synergistic action against both melanoma and mRCC.

In light of all of the above, Solbec's Scientific Advisory Board selected malignant melanoma and metastatic renal cell carcinoma as the first two tumour types for multiple target activity (Phase II) trials. Mesothelioma, non small cell lung cancer and colo-rectal cancer are strong alternative activity trial targets; and each may be the subject of supplementary activity trials at a later date.

Timeframe

The proposed activity trials against mRCC and malignant melanoma will provide necessary regulatory data to satisfy global regulatory requirements for the next stage of Coramsine's® clinical development program in oncology. The Company anticipates the first patients will be enrolled late Q2 2006. Other exploratory activity trials in different tumour types (see above) will follow. These proposed trials will generate additional clinical activity data on Coramsine® to enable selection of priority tumour target(s) for subsequent Phase III drug registration trials.

Solbec is continuing its US clinical trial focus. Early data generated from the Australian activity studies will be used to support and direct future clinical trials in the US.

(end)

Further information:

Stephen Carter CEO/Managing Director Tel: (08) 9446 7555 Mob: 0412 154 029 Email: stephen.carter@solbec.com.au	Media: Justine Lamond Tel: (02) 9237 2800 Email: jlamond@bcg.com.au

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours; and as a topical treatment for psoriasis. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au